

SI 16012719

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SEC Processing Section FEB 29 2016 Washington DC 404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC FILE NUMBER
8- 42547

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: R.W. Pressprich & Co.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

452 Fifth Avenue, 12th Floor
(No. and Street)

New York	New York	10018
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Scofield (212)832-6308
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EisnerAmper LLP
(Name – *if individual, state last, first, middle name*)

750 Third Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Richard Scofield, Swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedule pertaining to the firm of R. W. Pressprich & Co., as of February 26, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Richard E. Scofield
~~Chief Financial Officer~~
Title

WAYNE CHEN
Notary Public, State of New York
No. 01CH6210578
Qualified in Nassau County
Term Expires ~~September 7, 2013~~ February 28, 2018



Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant of Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirement Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and Rule 15c3-3 Exemption Report.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

R.W. PRESSPRICH & CO.
AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

R.W. PRESSPRICH & CO. AND SUBSIDIARIES

CONTENTS



EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100

www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
R.W. Pressprich & Co. and Subsidiaries

We have audited the accompanying consolidated statement of financial condition of R.W. Pressprich & Co. and Subsidiaries (the "Company") as of December 31, 2015, and the related consolidated statements of operations, changes in stockholders' equity, changes in liabilities subordinated to the claims of general creditors, and cash flows for the year then ended. The consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of R.W. Pressprich & Co. and Subsidiaries as of December 31, 2015, and the consolidated results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The information contained in Schedules I, II, and III (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's consolidated financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the consolidated financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the information contained in Schedules I, II, and III is fairly stated, in all material respects, in relation to the consolidated financial statements as a whole.

EisnerAmper LLP

New York, New York
February 25, 2016

R.W. PRESSPRICH & CO. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

December 31, 2015		
ASSETS		
Cash	$	449,727
Receivables from clearing brokers, net		9,730,361
Securities owned, at fair value		13,956,941
Accrued interest receivable		266,596
Deposit with clearing broker		250,000
Property and equipment, net		3,479,795
Restricted cash		1,160,000
Employee loan receivable		416,400
Other assets		662,746
	$	30,372,566
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Securities sold, not yet purchased, at fair value	$	12,422,359
Accounts payable and accrued expenses		3,595,790
Accrued interest payable		151,800
Liabilities subordinated to the claims of general creditors		700,000
Total liabilities		16,869,949
Stockholders' equity		
Class A voting common stock, no par value, 10,000 shares authorized, 1,463 shares issued, 1,313 shares outstanding		556,622
Class A-1 non-voting common stock, no par value, 30,000 shares authorized, 18,154 shares issued, 17,608 shares outstanding		13,590,662
Treasury stock (at cost):		
150 shares Class A voting		(88,466)
546 shares Class A-1 non-voting		(454,966)
Accumulated Deficit		(101,235)
Total stockholders' equity		13,502,617
	$	30,372,566

See accompanying notes to consolidated statement of financial condition.

1. Nature of business and summary of significant accounting policies

Nature of Business

R.W. Pressprich & Co. ("Pressprich") is a broker-dealer, located in New York City, New York, Boston, Massachusetts, Chicago, Illinois, New London, New Hampshire, and Plymouth, Minnesota. R.W. Pressprich & Co., Inc. is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). Pressprich's operations primarily consist of principal transactions of fixed income securities, principal and agency transactions of equity securities, private placement and advisory services.

Pressprich Capital Management, LLC, ("PCM"), is a wholly-owned subsidiary of R.W. Pressprich & Co.

Pressprich Funding, LLC ("Funding"), is a wholly-owned subsidiary of R.W. Pressprich & Co.

Pressprich Funding II, LLC, ("Funding II"), is a majority-owned subsidiary of R.W. Pressprich & Co.

Pressprich Credit Product, LLC ("PCP"), is a wholly-owned subsidiary of R.W. Pressprich & Co.

Basis of Presentation and Principles of Consolidation

The consolidated statement of financial condition has been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

The consolidated statement of financial condition includes the accounts of Pressprich, PCM, Funding, Funding II and PCP (collectively the "Company"). All material intercompany transactions and balances have been eliminated in consolidation.

Securities Owned and Securities Sold, Not Yet Purchased, at fair value

All securities owned and securities sold, not yet purchased are valued at fair value.

Securities Owned

Securities owned are valued at market. Other securities traded in the over-the-counter markets and listed securities for which no sale was reported on that date are valued at their last reported "bid" price if held long, and last reported "asked" price if sold short.

U.S government obligations, foreign government obligations, corporate bonds, municipal bonds and stock that are classified within level 2 of the fair value hierarchy are valued based on recently executed transactions or price quotations.

1. Nature of operations and summary of significant accounting policies (continued)

Fair Value - Definition and Hierarchy

In accordance with GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. In accordance with GAAP, a fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including, the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls, is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

1. Nature of operations and summary of significant accounting policies (continued)

Valuation Techniques

The Company values investments in securities and securities sold short that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the year.

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation and amortization. Depreciation and amortization is provided on the straight-line method over the estimated useful lives of the assets as follows:

Asset	Estimated Useful Lives
Office equipment	5 Years
Fumiture and fixtures	7 Years
Leasehold improvements	Term of Lease
Computer software	3 Years

Revenue and Expense Recognition from Securities Transactions

Pressprich trades fixed income securities and related products including investment and non-investment grade corporate debt; distressed debt; bank loans; U.S. and other sovereign securities; emerging market bonds and loans; preferred stock; collateralized debt obligations and other fixed income-linked notes; airline pass-through securities; securities issued by structured investment vehicles; mortgage-related and other asset-back securities and real estate related products. Revenues in fixed income and related products are generally spread oriented rather than commission based and these revenues are recognized on the day a trade is executed.

The Company also acts as agent and principal (including as a market-maker) in executing transactions in cash equity and equity-related products, including common stock, convertible bonds, ADRs, global depositary receipts and exchange traded funds. Revenues arise from principal, riskless principal and commission generating agency transactions and these revenues are recognized on the day a trade is executed.

1. Nature of operations and summary of significant accounting policies (continued)

The Company also assists corporations in the private placement of their securities to institutional customers and provides certain related corporate advisory activities. Revenues associated with these private placement and corporate advisory activities are recognized when earned while expenses associated with these activities are expensed as incurred.

Income Taxes

The shareholders of the Company have elected to be treated as an "S" corporation under Subchapter S of the Internal Revenue Code. Accordingly, no provision has been made for federal income taxes since the income or loss of the Company is allocated to the individual shareholders for inclusion in their personal income tax return.

Pressprich files a consolidated return with PCM, Funding and PCP. The determination of the Company's provision for income taxes requires judgment, the use of estimates, and the interpretation and application of complex tax laws. Judgment is required in assessing the timing and amounts of deductible and taxable items and the probability of sustaining uncertain tax positions. The benefits of uncertain tax positions are recorded in the Company's financial statements only after determining a more-likely-than-not probability that the uncertain tax positions will withstand challenge, if any, from tax authorities. When facts and circumstances change, the Company reassesses these probabilities and records any changes in the consolidated statement of financial condition as appropriate.

In accordance with GAAP, the Company is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce stockholders equity. This policy also provides guidance on thresholds, measurement, de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition that is intended to provide better financial statement comparability among different entities. Management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

The Company files its income tax returns in the U.S. federal and various state and local jurisdictions. Any potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. federal, state and local tax laws. The Company has not identified any unrecognized tax benefits.

1. Nature of operations and summary of significant accounting policies (continued)

Temporary differences which give rise to net deferred tax asset at December 31, 2015 consist of:

Deferred tax assets:		
Lease incentive	$	59,295
Deferred Rent		41,663
Accrued legal and accounting		3,012
Net operating loss carryforward - city		109,320
		213,290
Valuation allowances		(150,252)
Net deferred tax assets	$	63,038
Deferred tax liabilities:		
Property and equipment	$	(61,706)
Unrealized loss		(1,332)
Net deferred tax liabilities		(63,038)
	$	-

As of December 31, 2015, Pressprich had a net operating loss carry forward of approximately $1.9 million for federal tax purpose, which expires from 2034 through 2035, and approximately $1.3 million for state tax purposes, which expires from 2034 through 2035.

Due to cumulative losses incurred by Pressprich during the current and prior year, the Company is unable to conclude that it is more likely than not that it will realized its deferred tax asset and accordingly, has recorded a valuation allowance to fully offset its net deferred tax asset at December 31, 2015.

Pressprich applied the "more-likely-than-not" recognition threshold to all tax positions taken or expected to be taken in a tax return which resulted in no unrecognized tax benefits reflected in the 2015 consolidated financial statements.

Use of Estimates

The preparation of consolidated statement of financial condition in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the consolidated statement of financial condition. Actual results could differ from those estimates.

2. Securities owned and securities sold, not yet purchased, at fair value

Details of securities owned and securities sold, not yet purchased, at fair value, at December 31, 2015, are as follows:

	Securities Owned, at fair value	Securities Sold, Not Yet Purchased, at fair value
U.S Government obligations	$ 352,600	$ 8,607,483
Corporate bonds	4,152,736	3,701,771
Foreign government bonds	9,350,904	
Equity Securities	95,762	113,105
Options	4,939	
	$ 13,956,941	$ 12,422,359

3. Fair value measurements

The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy as described in the Company's significant accounting policies in Note 1.

The following table presents information about the Company's assets and liabilities measured at fair value as of December 31, 2015:

	Quoted Prices in Active Market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservale Inputs (Level 3)	Balance as of December 31, 2015
Assets (at fair value)				
Investments in securities				
U.S. Government obligations	$ -	$ 352,600	$ -	$ 352,600
Foreign Government obligations		9,350,904		9,350,904
Corporate bonds		4,152,736		4,152,736
Equity securities	94,624	1,138		95,762
Options		4,939		4,939
Total securities owned	94,624	$ 13,862,317	$ -	$ 13,956,941
Liabilities (at fair value)				
Securities sold short				
U.S. Government obligations		$ 8,607,483	$ -	$ 8,607,483
Corporate bonds		3,701,771		3,701,771
Equity securities	113,105			113,105
Options				-
Total securities sold short	$ 113,105	$ 12,309,254	$ -	$ 12,422,359

4. Deposit with clearing broker

The Company had more than one clearing broker for first three quarters of 2015. Pursuant to agreements with its clearing brokers, the Company is required to maintain clearing deposits of at least $500,000 and to maintain net capital of at least $100,000. The Company consolidated its clearing to one clearing broker at the beginning of forth quarter of 2015 in which the clearing requirement was reduced to $250,000.

5. Property and equipment

Details of property and equipment at December 31, 2015 are as follows:

Office equipment	$	1,307,789
Furniture and fixtures		643,942
Leasehold improvements		3,681,784
Computer software		500,272
		6,133,787
Less accumulated depreciation and amortization		2,653,992
	$	3,479,795

The Company wrote off fully depreciated assets of approximately $4,470,000 in 2015.

6. Retirement plan

The Company has a retirement plan under Section 401(k) of the Internal Revenue Code which covers all eligible employees. The plan provides for voluntary deductions subject to annual Internal Revenue Code limitations. At management's discretion the Company may make a matching contribution. Matching contributions begin vesting after one year of service and are fully vested after three years of service. In addition, the Company established a profit sharing plan in 2002 in which voluntary contributions can be made to all eligible employees whether or not they are a 401(k) participant.

7. Commitments and contingencies

The Company is obligated under four office leases expiring on various dates through January 2023. In addition to the base rent, the leases provide for the Company to pay property taxes and operating expenses over base period amounts.

Future aggregate minimum annual rent payments under these leases at 2015 are approximately as follows:

Year ending December 31,	Rent	Sub-Lease	Net
2016	$ 1,668,484	$ 201,052	$ 1,467,432
2017	1,601,381	32,258	1,569,123
2018	1,649,173		1,649,173
2019	1,658,491		1,658,491
2020	1,658,491		1,658,491
Thereafter	3,455,190		3,455,190
	$ 11,691,210	$ 233,310	$ 11,457,900

As of December 31, 2015, the Company had a standby letter of credit of approximately $1,160,000 outstanding which represents a security deposit for its New York offices space lease obligation. The letter of credit is secured by cash in the amount of approximately $1,160,000 which is recorded as restricted cash on the consolidated statement of financial condition.

Securities sold, not yet purchased represent obligations of the Company to purchase such securities at a future date. The Company may incur a loss if the market value of the securities subsequently increases.

8. Net capital requirement

The Company, as a member of FINRA, is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2015, the Company's net capital was approximately $7,220,000, with approximately $6,870,000 in excess of its minimum requirement of approximately $350,000.

9. Exemption from Rule 15c3-3

The Company claims exemption from the provisions of the Securities and Exchange Commission Rule 15c3-3 pursuant to paragraph (k)(2)(ii) as it clears its customer transactions through its clearing brokers on a fully disclosed basis.

10. Off-balance-sheet risk and concentration of credit risk

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to its clearing brokers on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing broker. Under certain conditions, as defined in the clearance agreements, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral on the customers' accounts.

In addition, the receivable from and clearing deposits with the clearing brokers are pursuant to this clearance agreement.

The Company periodically maintains a cash balance in a financial institution which, at times, may exceed the Federal Deposit Insurance Corporation coverage of $250,000. In the event of a financial institution's insolvency, the recovery of cash may be limited. The Company has not experienced any losses in such account and believes it is not subject to any significant credit risk on cash.

11. Liabilities Subordinated to the Claims of General Creditors

The Company is obligated under a subordinated agreement (the "Agreement") in the amount of $700,000. The Agreement, which is between an affiliate of the Company and the Company, has been approved by FINRA and, as such, is available for net capital purposes. The effective date of the agreement was March 26, 2015 and has maturity date of April 30, 2016 with 6% per annum of the indebtedness. As of December 31, 2015, the carrying amount of this liability approximates fair value.